

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 28, 2015

Via E-Mail
Jure Perko
President, Treasurer and Secretary
Capstone Systems Inc.
242 Dolenjska cesta
Ljubljana, Slovenia, 1000

> **Re: Capstone Systems Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2015**
> **File No. 333-207100**

Dear Mr. Perko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Prospectus Summary, page 5

1. We note your response to comment 5 in our letter dated October 20, 2015. Please update the disclosure to state whether the 50 custom household cabinets were delivered to your customer. Please also update your disclosure to discuss other revenue generated. In particular, we note from your response to comment 10 in our letter dated October 20, 2015 that you have generated $60,432 to date.

Dilution, page 15

2. Please update your dilution calculations to be as of the latest balance sheet date.

Management's Discussion and Analysis, page 21

3. We have read your revision related to comment 8 in our letter dated October 20, 2015. You continue to state on page 21 that you have not generated any revenues to date. Please revise accordingly to be consistent with your disclosure to the contrary elsewhere.

4. Please update MD&A accordingly to discuss results of operations and liquidity as of the audited balance sheet date of May 31, 2015 as well as the most recent balance sheet date of August 31, 2015. Also provide updated disclosures elsewhere, for example, the Prospectus Summary on page 5 and the Summary Financial Information on page 6.

Statements of Operations, page F-3

5. We have read your response to comment 13 in our letter dated October 20, 2015, which addresses only the net loss per share and weighted average shares outstanding as of August 31, 2015. In this regard, you have not explained how the basic and diluted net income per share of $0.0020 and the weighted average shares outstanding of 218,579 as of May 31, 2015, as shown on page F-3, is appropriate. Please explain how both of these figures were calculated or otherwise revise accordingly.

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements, page F-6

Revenue Recognition, page F-7

6. We note your response to comment 14. Pursuant to ASC 830-10-45-2, help us better understand how you determined that the U.S. dollar is the currency of the primary economic environment in which you primarily generate and expend cash. Please address your consideration of ASC 830-10-55-3 through 55-5, specifically addressing each of the salient factors in ASC 830-10-55-5.

7. We have read your response to comment 15 in our letter dated October 20, 2015. You have not addressed how your current revenue recognition policy as disclosed herein complies with the criteria in ASC 605-10-S99-1.

8. We note your response to comment 15 in our letter dated October 20, 2015 where you explain the one sale made in the quarter ended August 31, 2015. Please explain the nature of this transaction, including the nature of the costs incurred and why this is recorded as deferred cost of sales and not inventory and why there is such a lag between customer payment and delivery. Please tell us how your accounting of the deferred cost of goods sold "asset" versus expense recognition is appropriate.

Note 6: Income Taxes, page F-9

9. We note your revision in response to comment 16 in our letter dated October 20, 2015. It does not appear that this new tax footnote includes the required disclosures of ASC 740-10-

50. Please revise accordingly. Also, you responded that you corrected the effective tax rate to 35% but the effective tax rate as disclosed herein is still 20%. Please revise accordingly.

Item 16. Exhibits, page 40

10. We note your response to comment 20 in our letter dated October 20, 2015. We note that your sales agreement with Welbom Cabinetry & Joinery is listed as Exhibit 10.7 in your exhibit list. Please file an executed version of this agreement.

11. We note your response to comment 21 in our letter dated October 20, 2015. Please delete the language in the subscription letter requiring subscribers to acknowledge or certify that he/she has "read" or "understands" all of the terms of the subscription agreement.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, *for*

Pamela Long
Assistant Director
Office Manufacturing and
Construction

Cc: Via E-Mail
        John T. Root, Jr.